Form 40-F
period 2015-12-31
RESAAS Services Inc.
filed 2016-04-29
CIK 1529485

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

OR

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

Commission File Number: 333-204175

RESAAS SERVICES INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	7374	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

#303 - 55 Water Street

Vancouver, British Columbia V6B 1A1

(604) 558-2929

(Address and telephone number of
Registrant’s principal executive offices)

J. Chris Morgando

11920 Southern Highlands Pkwy

Las Vegas, Nevada 89141

(702) 823-3600

(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Shares, no par value

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 36,923,480 Common Shares as of December 31, 2015

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐ Yes    ☐ No

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 40-F, an evaluation was carried out under the supervision of and with the participation of the management of RESAAS Services Inc. (the “Registrant”), including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2015. In addition, there was no change in the Registrant’s internal control over financial reporting during the year ended December 31, 2015 that materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL

OVER FINANCIAL REPORTING

This Annual Report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission (the “SEC”) for newly public companies.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Common Shares are listed on the Canadian Securities Exchange and, although the Registrant’s Common Shares are quoted on the OTCQX Marketplace, the Common Shares are not listed on any United States national securities exchange. The members of the Registrant’s Audit Committee are J. Chris Morgando, Cory Brandolini and Adrian Barrett. Each member of the Registrant’s Audit Committee is “financially literate,” as defined in applicable Canadian rules governing the Registrant. In addition, the Registrant’s Board of Directors has determined that Mr. Morgando, who serves as Chairman of the Audit Committee, is an “audit committee financial expert,” as defined in Instruction B(8) to Form 40-F, and is “independent” under the rules of the NASDAQ Stock Market LLC.

The SEC has indicated that the designation of Mr. Morgando as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Registrant’s Audit Committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics and Business Conduct that applies to all of its directors, employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Registrant will provide a copy of the Code of Ethics and Business Conduct without charge to any person who requests a copy by contacting the Registrant at the address that appears on the cover of this Annual Report on Form 40-F. The Registrant intends to post its Code of Ethics and Business Conduct on its Internet website at www.resaas.com.

2

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure regarding fees paid to the Registrant’s independent auditors and the Audit Committee’s pre-approval policies and procedures is provided under the heading “Pre-Approval Policies and Procedures” in the Registrant’s Annual Information Form for the year ended December 31, 2015, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements, as defined in Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The tabular disclosure of the Registrant’s present and future contractual obligations as of December 31, 2015 is provided under the heading “Contractual Obligations and Commitments” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

FORWARD LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F, including in the documents incorporated by reference into this Annual Report on Form 40-F, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please see the disclosure under the heading “Special Note Regarding Forward-Looking Statements” in the Annual Information Form for the year ended December 31, 2015, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated herein by reference, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

On May 14, 2015, the Registrant filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service will be communicated promptly to the SEC by amendment to the Form F-X referencing the Registrant’s file number.

3

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESAAS SERVICES INC.

/s/ Cory Brandolini
	Name:	Cory Brandolini
	Title:	Chief Executive Officer
Date: April 29, 2016

4

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2015

99.2	Audited Consolidated Financial Statements and notes thereto for the years ended December 31, 2014 and 2015 and the Independent Auditors’ Report thereon

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015

99.4	Consent of KPMG LLP

99.5	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002

5