Form 40-F
period 2016-12-31
RESAAS Services Inc.
filed 2017-05-02
CIK 1529485

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

OR

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

Commission File Number: 333-204175

RESAAS SERVICES INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	7374	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1550 – 401 West Georgia Street

Vancouver, British Columbia V6B 5A1

(604) 558-2929

(Address and telephone number of
Registrant’s principal executive offices)

J. Chris Morgando

11920 Southern Highlands Pkwy

Las Vegas, Nevada 89141

(702) 823-3600

(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 39,172,469 Common Shares as of December 31, 2016

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐ Yes ☐ No

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 40-F, an evaluation was carried out under the supervision of and with the participation of the management of RESAAS Services Inc. (the “Registrant”), including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2016. In addition, there was no change in the Registrant’s internal control over financial reporting during the year ended December 31, 2016 that materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL

OVER FINANCIAL REPORTING

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management, with the participation of our Chief Executive and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO). Based on such evaluation, our management concluded that our internal control over financial reporting was effective at a reasonable assurance level as of December 31, 2016.

 This Annual Report on Form 40-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to a transition period established by the Securities and Exchange Commission for newly public companies under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

2

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure regarding fees paid to the Registrant’s independent auditors and the Audit Committee’s pre-approval policies and procedures is provided under the heading “Pre-Approval Policies and Procedures” in the Registrant’s Annual Information Form for the year ended December 31, 2016, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The tabular disclosure of the Registrant’s present and future contractual obligations as of December 31, 2016 is provided under the heading “Contractual Obligations and Commitments” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

FORWARD LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F, including in the documents incorporated by reference into this Annual Report on Form 40-F, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please see the disclosure under the heading “Special Note Regarding Forward-Looking Statements” in the Annual Information Form for the year ended December 31, 2016, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated herein by reference, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

RESAAS SERVICES INC.

/s/ Tom Rossiter
Name: Tom Rossiter
Title: Chief Executive Officer
Date: May 1, 2017

4

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2016

99.2	Audited Consolidated Financial Statements and notes thereto for the years ended December 31, 2015 and 2016 and the Independent Auditors’ Report thereon

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016

99.4	Consent of KPMG LLP

99.5	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002

5