Form 40-F/A
period 2016-12-31
RESAAS Services Inc.
filed 2017-12-21
CIK 1529485

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

☐  Yes  ☐  No

EXPLANATORY NOTE

RESAAS Services, Inc. (the “Registrant”) is filing this Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2016, filed with the United States Securities and Exchange Commission on May 2, 2017 (the “Original Form 40-F”), for the sole purpose of filing revised principal executive officer and principal financial officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002, in conformity with Form 40-F, including certain references in paragraph 4 of each certification to internal control over financial reporting that were inadvertently omitted from the certifications filed with the Original Form 40-F. In accordance with applicable SEC guidance in Compliance and Disclosure Interpretation 246.13, this Form 40-F/A contains only the cover page, this explanatory note, a signature page, an exhibit index to this Amendment No. 1, and the revised officer certifications omitting paragraph 3 thereof, which are filed as Exhibits 99.1 and 99.2 herewith.

Except as described above, no changes have been made to the Original Form 40-F and this Amendment No. 1 does not modify, amend, or update in any way the financial or other information set forth in the Original Form 40-F. This Amendment No. 1 does not reflect any events that have occurred subsequent to May 2, 2017, the filing date of the Original Form 40-F. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 40-F and the Company’s subsequent filings made with and documents furnished to the SEC since May 2, 2017.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESAAS SERVICES INC.

/s/ Tom Rossiter
Name: Tom Rossiter
Title: Chief Executive Officer
Date: December 18, 2017

EXHIBIT INDEX

Exhibit	Description

99.1	Revised Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Revised Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002

4